Exhibit 99.1

Navios Maritime Acquisition Corporation

Reports Financial Results for the Fourth Quarter and Year Ended December 31, 2011

•	89.4% Fleet Coverage for 2012

•	Acquisition of 3 MR2 newbuild vessels

•	Increase of Quarterly Revenue by 56.3% to $39.7 million

•	Increase of Quarterly Adjusted EBITDA by 51.1% to $26.3 million

•	Quarterly dividend of $0.05 per share

PIRAEUS, GREECE February 16, 2012 – Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE:NNA), an owner and operator of tanker vessels, today reported its financial results for the fourth quarter and year ended December 31, 2011.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Acquisition stated, “In two years, we have built a diverse fleet of 29 tanker vessels with an average age of less than 5.2 years. More than half of our fleet, or 15 vessels, are in the water, with almost 90% of the days fixed for 2012. With our low operating costs, we have a low cash flow break even and significant upside in both 2012 and 2013 through profit sharing and open days. As a sign of our continued confidence in Navios Acquisition’s cash flow, today we announced a quarterly dividend of $.05 per share, representing a yield of more than 6.0%, to shareholders.”

Angeliki Frangou continued, “We like our competitive position in the product tanker segment. Our fleet consists of 22 product tankers, of which eight are in the water. Nine of the remaining product tankers will be delivered during 2012. We have been able to acquire the product tankers at historically low levels, on an inflation adjusted basis, and have entered into charter agreements with oil majors and other credit worthy counterparties that hedge the risk of a difficult market.”

HIGHLIGHTS — RECENT DEVELOPMENTS

Dividend of $0.05 per Share of Common Stock

On February 13, 2012, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the fourth quarter of 2011 of $0.05 per share of common stock. The dividend is payable on April 5, 2012 to stockholders of record as of March 22, 2012. The declaration and payment of any further dividends remains subject to the discretion of the Board and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities, restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

Acquisition of three MR2 Newbuild vessels

In January 2012, Navios Acquisition concluded the acquisition of three new build MR2 product tankers scheduled to be delivered from a South Korean shipyard in the second, third and fourth quarter of 2014, respectively. The acquisition price is $106.5 million and will be partially financed with two new credit facilities totaling $84.4 million. The new credit facilities have maturity of eight years, amortization profile of 18.0 years and bear an interest rate of LIBOR plus (i) 175 bps prior to delivery of the vessels and (ii) 250 bps thereafter for the next 2.5 years and (iii) 300 bps for the remaining period. The credit facilities also require compliance with certain financial covenants.

Delivery of the Nave Estella

On January 20, 2012, Navios Acquisition took delivery of the Nave Estella, a 75,000 dwt LR1 product tanker, from a South Korean shipyard. The vessel was immediately chartered-out to an oil-major at a net rate of $11,850 per day for a period of three years plus two one year options. The charter also provides for 90% profit sharing up to $15,000 plus 50/50% profit sharing above $15,000. The profit sharing formula is calculated monthly and incorporates a $2,000 premium above the relevant index.

Time Charter Coverage

As of February 15, 2012, Navios Acquisition had contracted 89.4%, 58.4% and 50.4% of its available days on a charter-out basis for 2012, 2013 and 2014, respectively, equivalent to $146.4 million, $147.1 million and $133.9 million of revenue, respectively. The average contractual daily charter-out rate for the fleet is $26,647, $26,874 and $26,714 for 2012, 2013 and 2014, respectively.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Acquisition has compiled consolidated statement of income for the three month periods and years ended December 31, 2011 and 2010. The quarterly and annual information for 2011 and 2010 was derived from the unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars)	Three Month Period ended December 31, 2011 (unaudited)	Three Month Period ended December 31, 2010 (unaudited)	Year Ended December 31, 2011 (unaudited)	Year Ended December 31, 2010 (unaudited)
Revenue	$39,651	$25,440	$121,925	$33,568
Net income/( loss)	$2,515	$(4,428)	$(3,857)	$(13,546)
Adjusted net income/( loss) (1)	$2,515	$1,013	$(2,922)	$2,054
EBITDA	$26,288	$11,933	$77,165	$6,363
Adjusted EBITDA(1)	$26,288	$17,374	$78,100	$21,963
Income/ (loss) per share (basic and diluted)	$0.05	$(0.10)	$(0.08)	$(0.43)
Adjusted income/ (loss) per share (basic and diluted)	$0.05	$0.02	$(0.06)	$0.06

(1)	Adjusted net income/(loss), Adjusted EBITDA and Adjusted loss per share (basic and diluted) for the year ended December 31, 2011, exclude $0.9 million of write-off of deferred finance costs incurred in connection with the cancellation of committed credit.

Adjusted EBITDA for the three months ended December 31, 2010, excludes $5.4 million of prepayment fees and write-off of deferred financing costs.

Adjusted EBITDA for the year ended December 31, 2010, excludes $8.0 million of transaction costs for the VLCC Acquisition, $2.1 million of share based compensation and $5.4 million of prepayment fees and write-off of deferred financing costs.

Adjusted net income and Adjusted income/(loss) per share (basic and diluted) for the three months and year ended December 31, 2010, also exclude the items described above. Adjusted income/(loss) per share (basic and diluted) for the year ended December 31, 2010 were further adjusted to exclude the incremental fair value of securities offered to induce warrants exercised of ($0.7) million.

EBITDA, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted income/(loss) per share are non-GAAP financial measures and should not be used in isolation or substitution for Navios Acquisition’s results (see Exhibit II for reconciliation of EBITDA and Adjusted EBITDA to net cash provided by operating activities).

Three month periods ended December 31, 2011 and 2010

Revenue for the three month period ended December 31, 2011 increased by $14.3 million or 56.3% to $39.7 million, as compared to $25.4 million for the same period in 2010. The increase was mainly attributable to the delivery of the Nave Polaris in January 2011, the Shinyo Kieran in June 2011, the Buddy and the Bull in July 2011 and the Nave Andromeda in November 2011. As a result of the vessel acquisitions, available days of the fleet increased to 1,238 days for the three month period ended December 31, 2011, as compared to 802 days for the three month period ended December 31, 2010. The time charter equivalent (“TCE”) rate decreased to $30,422 for the three month period ended December 31, 2011, from $31,701 for the three month period ended December 31, 2010.

Net income for the three month period ended December 31, 2011 amounted to $2.5 million compared to a $4.4 million loss for the three month period ended December 31, 2010. The increase in net income by $6.9 million was due to an $8.9 million increase in Adjusted EBITDA partially off-set by: (a) a $0.3 million increase in direct vessel expenses; (b) a $3.3 million increase of interest expenses and finance cost, net; (c) a $3.7 million increase in depreciation and amortization due to the acquisitions of the Nave Cosmos in October 2010, the Nave Polaris in January 2011, the Shinyo Kieran in June 2011, and the Buddy and the Bull in July 2011 and the Nave Andromeda in November 2011; (d) a $0.1 million decrease in interest income; and (e) a $5.4 million prepayment penalties and write-off of deferred financing costs incurred in the three month period ended December 31, 2010.

Adjusted EBITDA for the three months ended December 31, 2010, excludes $5.4 million of prepayment fees and write-off of deferred financing costs. Adjusted EBITDA increased by $8.9 million to $26.3 million for the three month period ended December 31, 2011, as compared to $17.4 million for the same period of 2010. The increase in Adjusted EBITDA was due to a $14.3 million increase in revenue following the acquisition of the Nave Polaris in January 2011, the Shinyo Kieran that was delivered in June 2011, the Buddy and the Bull in July 2011 and the Nave Andromeda in November 2011. The above increase was partially offset by: (a) a $3.1 million increase in management fees due to the increased number of vessels in Navios Acquisition’s fleet; (b) $1.7 million in time charter expenses; (c) a $0.2 million increase in general and administrative expenses as a result of the increased number of vessels in Navios Acquisition’s fleet; and (d) a $0.4 million decrease in other net income.

Years ended December 31, 2011 and 2010

Revenue for the year ended December 31, 2011 increased by $88.3 million or 262.8% to $121.9 million, as compared to $33.6 million for the same period in 2010. The increase was mainly attributable to the acquisitions of the Nave Cielo (ex. Colin Jacob) and the Nave Ariadne (ex. Ariadne Jacob) in July 2010, seven VLCCs (the “VLCC Acquisition”) in September 2010, of which the Shinyo Kieran was delivered in June 2011, the Nave Cosmos in October 2010, the Nave Polaris in January 2011, the Buddy and the Bull in July 2011 and the Nave Andromeda in November 2011. As a result of the vessel acquisitions, available days of the fleet increased to 4,053 days for the year ended December 31, 2011, as compared to 1,104 days for the year ended December 31, 2010. The TCE rate decreased to $29,218 for the year ended December 31, 2011, from $30,087 for the year ended December 31, 2010.

Net loss for the year ended December 31, 2011 amounted to $3.9 million compared to a $13.5 million loss for the year ended December 31, 2010. The decrease in net loss of $9.6 million was due to (a) a $56.1 million increase in Adjusted EBITDA; (b) a $0.6 million increase in interest income; (c) $2.1 million of shared based compensation incurred in the year ended December 31, 2010; (d) a $4.5 million decrease in prepayment penalties and write-off of deferred financing costs; and (e) $8.0 million of transactions costs incurred in the year ended December 31, 2010 partially offset by a $0.6 million increase in direct vessel expenses, a $32.5 million increase in interest expenses and finance cost net, and a $28.5 million increase in depreciation and amortization due to the acquisitions of the Nave Cielo (ex. Colin Jacob) and the Nave Ariadne (ex. Ariadne Jacob) in July 2010, seven VLCCs (the “VLCC Acquisition”) in September 2010, of which the Shinyo Kieran was delivered in June 2011, the Nave Cosmos in October 2010, the Nave Polaris in January 2011 and the Buddy and the Bull in July 2011 and the Nave Andromeda in November 2011.

Adjusted EBITDA for the year ended December 31, 2011, excludes $0.9 million of write-off of deferred finance costs incurred in connection with the cancellation of committed credit. Adjusted EBITDA for the year ended December 31, 2010, excludes $8.0 million of transaction costs for the VLCC Acquisition, $2.1 million of share based compensation and $5.4 million of prepayment fees and write-off of deferred financing costs. Adjusted EBITDA increased by $56.1 million to $78.1 million for the year ended December 31, 2011, as compared to $22.0 million for the same period of 2010. The increase in Adjusted EBITDA was due to an $88.3 million increase in revenue following the acquisitions of the Nave Cielo (ex. Colin Jacob) and the Nave Ariadne (ex. Ariadne Jacob) in July 2010, the VLCC Acquisition in September 2010, of which the Shinyo Kieran was delivered in June 2011, the Nave Cosmos in October 2010, the Nave Polaris in January 2011, the Buddy and the Bull in July 2011 and the Nave Andromeda in November 2011. The above increase was partially offset by a: (a) $25.9 million increase in management fees due to the increased number of vessels in Navios Acquisition’s fleet; (b) $3.1 million increase in time charter expenses; (c) $2.4 million increase in general and administrative expenses; and (d) $0.8 million increase in other net income.

Fleet Employment Profile

The following table reflects certain key indicators indicative of the performance of Navios Acquisition and its core fleet for the three month period and year ended December 31, 2011.

	Three Month Period ended December 31, 2011 (unaudited)	Three Month Period ended December 31, 2010 (unaudited)	Year ended December 31, 2011 (unaudited)	Year ended December 31, 2010 (unaudited)
Available Days (1)	1,238	802	4,053	1,104
Operating Days (2)	1,236	794	4,004	1,096
Fleet Utilization (3)	99.9%	99.0%	98.8%	99.3%
Time Charter Equivalent (per day) (4)	$30,422	$31,701	$29,218	$30,087
Vessels operating at period end	14	9	14	9

(1)	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.
(2)	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
(3)	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.
(4)	Time Charter Equivalent: Time Charter Equivalent (“TCE”) rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Conference Call, Webcast and Presentation Details:

As previously announced, Navios Acquisition will host a conference call today, Thursday, February 16, 2012 at 8:30 am ET, at which time Navios Acquisition’s senior management will provide highlights and commentary on the results of the fourth quarter and year ended December 31, 2011.

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 4054 0818

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 4054 0818

The call will be simultaneously Webcast. The Webcast will be available on the Navios Acquisition website, www.navios-acquisition.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

A supplemental slide presentation will be available on the Navios Acquisition website at www.navios-acquisition.com under the “Investors” section at 7:45 am ET on the day of the call.

About Navios Acquisition

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit our website:

www.navios-acquisition.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, competitive factors in the market in which Navios Acquisition operates; Navios Acquisition’s ability to maintain or develop new and existing customer relationships, including its ability to enter into charters for its vessels; risks associated with operations outside the United States; and other factors listed from time to time in Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Public & Investor Relations Contact:

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com

EXHIBIT I

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars — except share data)

	December 31, 2011	December 31, 2010
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$41,300	$61,360
Restricted cash, short term portion	30,640	15,012
Accounts receivable, net	6,478	4,479
Prepaid expenses and other current assets	489	351
Total current assets	78,907	81,202

Vessels, net	774,624	529,659
Deposits for vessels acquisitions	245,567	296,690
Deferred finance costs, net	24,819	18,178
Goodwill	1,579	1,579
Intangible assets — other than goodwill	59,879	58,992
Restricted cash long — term portion	1,574	18,787
Other long-term assets	1,310	—
Deferred dry dock and special survey costs, net	7,210	—

Total non-current assets	1,116, 562	923,885

Total assets	$1,195,469	$1,005,087

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,021	$3,454
Dividend payable	2,421	2,421
Accrued expenses	15,492	9,219
Due to related parties	43,616	6,080
Deferred revenue	3,251	2,765
Current portion of long term debt	11,928	5,086

Total current liabilities	77,729	29,025

Long-term debt, net of current portion and premium	833,483	704,332
Loans due to related party	40,000	12,391
Other long term liabilities	480	—
Unfavorable lease terms	4,928	5,611

Total non-current liabilities	878,891	722,334

Total liabilities	956,620	751,359

Commitments and contingencies	—	—
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 4,540 and 3,540 issued and outstanding as of December 31, 2011 and December 31, 2010, respectively	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 40,517,413 and 48,410,572 issued and outstanding as of December 31, 2011 and December 31, 2010, respectively	4	5
Additional paid-in capital	255,849	266,870
Accumulated Deficit	(17,004)	(13,147)

Total stockholders’ equity	238,849	253,728

Total liabilities and stockholders’ equity	$1,195,469	$1,005,087

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars- except share and per share data)

	Three Month Period Ended, December 31, 2011	Three Month Period Ended, December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2010
	(unaudited)	(unaudited)	(unaudited)
Revenue	$39,651	$25,440	$121,925	$33,568
Time charter expenses	(1,996)	(288)	(3,499)	(355)
Direct vessel expenses	(327)	—	(633)	—
Management fees	(10,271)	(7,204)	(35,679)	(9,752)
General and administrative expenses	(1,129)	(947)	(4,241)	(1,902)
Share based compensation	—	—	—	(2,140)
Transaction costs	—	—	—	(8,019)
Depreciation and amortization	(11,469)	(7,740)	(38,638)	(10,120)
Prepayment penalties & write-off of deferred finance fees	—	(5,441)	(935)	(5,441)
Interest income	185	269	1,414	862
Interest expenses and finance cost, net	(12,162)	(8,890)	(43,165)	(10,651)
Other income/(expense), net	33	373	(406)	404

Net income/( loss)	$2,515	$(4,428)	$(3,857)	$(13,546)

Incremental fair value of securities offered to induce warrants exercise	—	—	—	(647)
Dividend declared on preferred shares Series B	(27)	—	(108)	—
Undistributed loss attributable to Series C participating preferred shares	(396)	—	587	—

Net income/(loss) attributable to common stockholders	$2,092	$(4,428)	$(3,378)	$(14,193)

Net income/(loss) per share, basic	$0.05	$(0.10)	$(0.08)	$(0.43)

Weighted average number of shares, basic	40,075,742	44,877,963	41,409,433	32,677,318

Net income/(loss) per share, diluted	$0.05	$(0.10)	$(0.08)	$(0.43)

Weighted average number of shares, diluted	49,609,413	44,877,963	41,409,433	32,677,318

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
	(unaudited)
Operating Activities
Net loss	$(3,857)	$(13,546)	$(648)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Depreciation and amortization	38,638	10,120	—
Amortization and write-off of deferred finance cost, net	3,188	3,456	—
Amortization of dry docking cost	633	—	—
Non-cash transaction costs	—	5,619	—
Share based compensation	—	2,140	—
Changes in operating assets and liabilities:
(Increase)/decrease in prepaid expenses	(1,369)	3,188	(2)
Increase in accounts receivable	(1,999)	(4,479)	—
Increase in restricted cash	(451)	(288)	—
Increase in other long terms assets	(1,310)	—	—
Increase/(decrease) in accounts payable	(2,433)	3,398	27
Increase/(decrease) in accrued expenses	6,273	(4,022)	106
Payments for dry dock and special survey costs	(7,843)	—	—
Increase/(decrease) in due to related parties	37,536	5,569	(106)
Increase in deferred revenue	486	324	—
Increase in other long term liabilities	480	—	—

Net cash provided by/ (used in) operating activities	$67,972	$11,479	$(623)

Investing Activities

Cash paid for assets acquired, net of cash assumed	—	(76,428)	—
Cash paid for business acquisition, net of cash assumed	—	(102,038)	—
Acquisition of vessels	(143,233)	(89,910)	—

Deposits for vessel acquisition	(79,705)	(90,233)	—
Restricted cash	3,769	2,335	—
Acquisition of intangible other that goodwill	(10,347)	—	—
Release from trust account	—	251,493	708

Net cash (used in)/ provided by investing activities	$(229,516)	$(104,781)	$708

Financing Activities
Loan proceeds, net of deferred finance cost and net of premium	252,075	556,671	—
Loan proceeds from related party, net of deferred finance cost	33,209	39,600	—
Deferred underwriter’s fee	—	(8,855)	—
Repayment on loans from related party	(6,000)	(27,609)	—
Loan repayments	(126,277)	(412,245)	—
Net proceeds from warrant exercise	—	74,978	—
Conversion of common stock into cash, upon redemption of common stock	—	(99,312)	—
Dividend paid	(9,790)	—	—
Restricted cash	(1,733)	(250)	—
Net proceeds from equity offering	—	33,402	—
Issuance costs for preferred shares	—	(1,805)	—

Net cash provided by financing activities	$141,484	$154,575	$—

Net (decrease) /increase in cash and cash equivalents	(20,060)	61,273	85
Cash and cash equivalents, beginning of year	61,360	87	2

Cash and cash equivalents, end of year	$41,300	$61,360	$87

EXHIBIT II

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash provided by Operating Activities

(Expressed in thousands of U.S. dollars)

	Three Month Period Ended December 31, 2011 (unaudited)	Three Month Period Ended December 31, 2010 (unaudited)	Year Ended December 31, 2011 (unaudited)	Year Ended December 31, 2010 (unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by/(used in) operating activities	$26,999	$(3,191)	$67,972	$11,479
Net (decrease)/increase in operating assets	(3,346)	1,552	12,972	1,579
Net (increase)/decrease in operating liabilities	(8,698)	8,271	(42,342)	(5,269)
Net interest cost	11,977	8,621	41,751	9,789
Share based compensation	—	—	—	(2,140)
Non cash transaction costs	—	—	—	(5,619)
Amortization of deferred finance cost	(644)	(382)	(2,253)	(518)
Write-off of deferred finance costs	—	(2,938)	(935)	(2,938)

EBITDA(1)	$26,288	$11,933	$77,165	$6,363

Share based compensation	—	—	—	2,140
Transaction cost	—	—	—	8,019
Write-off of deferred finance costs	—	5,441	935	5,441

Adjusted EBITDA	$26,288	$17,374	$78,100	$21,963

(1)	Three Month Period ended December 31, 2011 (unaudited)	Three Month Period ended December 31, 2010 (unaudited)	Year ended December 31, 2011 (unaudited)	Year ended December 31, 2010
Net cash provided by/(used in) operating activities	$26,999	$(3,191)	$67,972	$11,479
Net cash used in investing activities	$(62,928)	$(63,211)	$(229,516)	$(104,781)
Net cash provided by financing activities	$34,551	$87,556	$141,484	$154,575

Disclosure of Non-GAAP Financial Measures

EBITDA represents net income/(loss) plus interest expenses and finance cost plus depreciation and amortization and income taxes.

Adjusted EBITDA for the year ended December 31, 2011, represents EBITDA excluding the write-off of $0.9 million of the deferred finance costs that were incurred in connection with the cancellation of committed credit.

Adjusted EBITDA for the three months ended December 31, 2010, excludes $5.4 million of prepayment fees and write-off of deferred financing costs.

Adjusted EBITDA for the year ended December 31, 2010, excludes $8.0 million of transaction costs for the VLCC acquisition, $5.4 million of prepayment fees and write-off of deferred financing costs and $2.1 million of share based compensation.

EBITDA and Adjusted EBITDA are presented because Navios Acquisition believes that EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA and Adjusted EBITDA are “non-GAAP financial measures” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA and Adjusted EBITDA are frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EXHIBIT III

		Built/Delivery		Net Charter			Expiration
Vessels	Type	Date	DWT	Rate(1)		Profit Share	Date(2)
Owned Vessels
Nave Cielo	LR1 Product Tanker	2007	74,671	11,751	(3,4)	None	November 2012
Nave Ariadne	LR1 Product Tanker	2007	74,671	11,751	(3,4)	None	November 2012
Nave Cosmos	Chemical Tanker	2010	25,130	11,700		60%/40%	August 2012
Nave Polaris	Chemical Tanker	2011	25,145	11,700		60%/40%	July 2012
Shinyo Splendor	VLCC	1993	306,474	38,019		None	May 2014
Shinyo Navigator	VLCC	1996	300,549	42,705		None	December 2016
C. Dream	VLCC	2000	298,570	29,625	(5)	50% above $30,000 40% above $40,000	March 2019
Shinyo Ocean	VLCC	2001	281,395	38,400		50% above $43,500	January 2017
Shinyo Kannika	VLCC	2001	287,175	38,025		50% above $44,000	February 2017
Shinyo Saowalak	VLCC	2010	298,000	48,153		35% above $54,388 40% above 59,388 50% above 69,388	June 2025
Shinyo Kieran	VLCC	2011	297,066	48,153		35% above $54,388 40% above $59,388 50% above $69,388	June 2026
Buddy	MR2 Product Tanker	2009	50,470	22,490		None	October 2012
				21,503		None	October 2014
Bull	MR2 Product Tanker	2009	50,542	22,490		None	September 2012
				21,503		None	September 2014
Nave Andromeda	LR1 Product Tanker	2011	75,000	11,850	(6)	100% up to $15,000 50% above $15,000	November 2014
Nave Estella	LR1 Product Tanker	2012	75,000	11,850	(7)	90% up to $15,000 50% above $15,000	January 2015
Owned Vessels to be Delivered
TBN	LR1	Q3 2012	75,000
TBN	LR1	Q4 2012	75,000
TBN	LR1	Q4 2012	75,000
TBN	LR1	Q1 2013	75,000
TBN	MR2	Q2 2012	50,000	13,331	(8)	50% /50%
TBN	MR2	Q3 2012	50,000	13,331	(8)	50% /50%
TBN	MR2	Q4 2012	50,000	13,331	(9)	50% /50%
TBN	MR2	Q4 2012	50,000	13,331	(9)	50% /50%
TBN	MR2	Q4 2012	50,000	13,331	(9,10)	50% /50%
TBN	MR2	Q1 2013	50,000	13,331	(9,10)	50% /50%
TBN	MR2	Q1 2013	50,000	13,331	(9,10)	50% /50%
TBN	MR2	Q2 2014	50,000
TBN	MR2	Q3 2014	50,000
TBN	MR2	Q4 2014	50,000

(1)	Net time charter-out rate per day (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery of charterers.
(3)	On October 28, 2011, the charter contracts for the Nave Cielo and the Nave Ariadne were terminated prior to their original expiration in June 2013. Navios Acquisition entered into certain settlement agreements with charterers that provide for an amount of approximately $5.0 million to compensate for the early termination of the charters and to cover any outstanding receivables, out of which $2.0 million will be settled in installments until June 2015.
(4)	Charterer’s option to extend the charter for 1+1+1 years at $12,739 (net) 1st optional year; $13,825 (net) plus 50/50% profit sharing 2nd optional year; $14,813 (net) plus 50/50% profit sharing 3rd optional year.
(5)	Vessel sub chartered at $34,843/day until third quarter 2012.
(6)	Charterer’s option to extend the charter for 1+1 years at $12,838 (net) 1st optional year plus 100% profit up to $16,000 plus 50/50% profit sharing above $16,000; $13,825 (net) 2nd optional year plus 100% profit up to $17,000 plus 50/50% profit sharing above $17,000. Profit sharing formula is calculated monthly and incorporates $2,000 premium above the relevant index.
(7)	Charterer’s option to extend the charter for 1+1 years at $11,850 (net) 1st optional year plus 90% profit up to $16,000 plus 50/50% profit sharing above $16,000; $11,850 (net) 2nd optional year plus 90% profit up to $17,000 plus 50/50% profit sharing above $17,000. Profit sharing formula is calculated monthly and incorporates $2,000 premium above the relevant index.
(8)

Charter duration three years. Charterer’s option to extend the charter for 1+ 1 years at $14,566 (net) 1st optional year plus profit sharing; $15,553 (net) 2nd optional year plus profit sharing. The profit sharing will be calculated monthly and profits will be shared equally. Profit sharing formula incorporates $1,000 premium above the relevant index.

(9)	Charter duration three years. Charterer’s option to extend the charter for 1 year at $14,813 (net) plus profit sharing. The charterers will receive 100% of the first $1,000 in profits above the base rate and the owners will receive 100% of the next $1,000. Thereafter, all profits will be split equally to each party.
(10)	Contract remains on Charterer’s option until February 29, 2012.